Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Paris Re Holdings Limited
(Commission File No. 021-98562)
PARIS RE Holdings Ltd. enters into a
combination agreement with PartnerRe

Stock Information
à Mnemo: PRI
àISIN: CH0032057447
àBloomberg: PRI FP
àReuters: PRI PA
àEuronext Paris - B
Contacts
     +41 41 727 51 57
àAnalysts & Investors
    Rating agencies
    investor.relations@paris-re.com
àMedia
    press.relations@paris-re.com
Zug, Switzerland, July 6, 2009, PARIS RE Holdings Limited (Euronext: PRI) (“PARIS RE”) announces that its Board of Directors has approved a combination agreement with PartnerRe Ltd., (“PartnerRe”), a global multi-line re-insurer, according to which PartnerRe intends to acquire in a multi-step transaction all the outstanding securities of PARIS RE.
In the first step of the transaction, which is expected to close in the fourth quarter of 2009, PartnerRe, which recently acquired approximately 6% of PARIS RE’s outstanding common shares, will acquire the shares held by several significant shareholders (Stone Point Capital, Hellman & Friedman, Vestar Capital Partners, Crestview Partners, New Mountain and Caisse de Dépôt et Placement du Québec) and their investment entities representing approximately 57% of PARIS RE’s outstanding common shares.
Promptly upon completion of the block purchase, PartnerRe intends to commence a voluntary public exchange offer on all the outstanding shares of PARIS RE not then owned by PartnerRe. The voluntary exchange offer is expected to close in the first quarter of 2010. Shareholders holding approximately 6% of PARIS RE’s outstanding shares have agreed to tender into the offer. Once PartnerRe attains 90% ownership, it intends to acquire any remaining shares through a compulsory merger under Swiss law.
The consideration per share of PARIS RE in the block purchase, the subsequent exchange offer and the merger will be 0.3 PartnerRe common share. The consideration payable in all stages of the transaction could be subject to adjustment up or down if the parties’ relative tangible book values diverge significantly prior to the closing of the block purchase. In addition, the number of PartnerRe shares payable for each PARIS RE share in the exchange offer and the merger will be adjusted upwards to account for any dividends declared on the PartnerRe common shares having a record date following the closing of the block purchase and prior to the settlement of the exchange offer.
PARIS RE will convene an extraordinary shareholder meeting in August to request that shareholders vote upon the appointment of new directors upon closing of the block purchase, removal of the provision in its articles of incorporation that imposes the filing of a cash tender offer by any entity which acquires more than one third of the voting rights and approval by way of a capital reduction of an extraordinary cash distribution to all of its shareholders immediately prior to the closing of the block purchase. The sellers in the block purchase have agreed to vote in favor of such resolutions. The distribution will amount to the CHF equivalent of up to US $3.85 per common share.
The multi-step transaction values PARIS RE at approximately US $2 billion.
The contemplated transaction is subject to, among other things, PartnerRe shareholders approving the issuance of new shares to be given as consideration to PARIS RE shareholders, obtaining relevant regulatory and anti-trust approvals and the listing of PartnerRe shares on Euronext Paris.

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Hans-Peter Gerhardt, Chief Executive Officer of PARIS RE Holdings Ltd., stated:
“We are convinced that the combination of PARIS RE and PartnerRe will create one of the premier global reinsurance operations.
In an uncertain world, scale and diversification coupled with unquestioned financial strength and full dedication to effective risk management are the key ingredients to success in our industry. This combination is clearly a ‘win win’ transaction for our clients and our shareholders and should offer attractive opportunities to the employees of PARIS RE”
Credit Suisse acted as sole financial advisor to PARIS RE in this transaction and Sullivan & Cromwell LLP and Homburger provided legal counsel to PARIS RE. Simpson Thacher & Bartlett LLP provided legal counsel to the significant shareholders participating in the block purchase.
Conference Calls
PARIS RE’s management will host a conference call including a question and answer session, today Monday July 6, 2009, as outlined below:
Time 3.00pm (Paris) - 2.00pm (London) - 9.00am (New York)

Dial in number	For France	+33 (0)1 70 99 42 75
	For the UK	+44 (0)20 7138 0825
	For the US	+1 212 444 0481
The slide presentation can be downloaded from the Highlight page of the Company’s website one hour prior to the conference.
Please go to PARIS RE’s website www.paris-re.com at least 10 minutes prior to the call to register, download and install all necessary audio software.
A replay of the conference call will be available from July 6 at 6.30pm to July 15, 2009 by dialing in:

For France	+ 33 (0)1 71 23 02 48
For the UK	+ 44 (0)20 7806 1970
For the US	+ 1 718 354 1112

Pass Code 5794489#
PartnerRe’s management will host a conference call today Monday July 6, 2009 at 2.00pm (Paris). Dial-in information can be found on the web site of PartnerRe at www.partnerre.com.

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing

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business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

Coming next
à2Q09 and 1H09 results
    Monday August 10, 2009
     PARIS RE Holdings Ltd.
    Postrasse 30, Postfach 851
    CH-6301 Zug
    +41 41 727 51 51
    www.paris-re.com
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